SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(CUSIP Number)

October 26, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406

1.     Name of Reporting Person:

         Chief China Resources Ltd.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Samoa

                         5.     Sole Voting Power:     197,902
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: 197,902
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         197,902

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 2.2%

12.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13G Statement dated October 10, 2007 (the "Schedule 13G"), relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Natural Health Trends Corp. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4. Ownership.

(a) - (b)

Reporting Person

Pursuant to Rule 13d-3 of the Act, Chief China beneficially owns 197,902 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.  Chief China's percentage of beneficial ownership was arrived at by dividing the number of shares of Common Stock beneficially owned by it by the 9,117,053 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 13, 2007.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 197,902 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(c)

Reporting Person

Chief China has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 197,902 shares of the Common Stock.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 197,902 shares of the Common Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

On October 26, 2007, the Reporting Person ceased to be the beneficial owner of 5% or more of the Common Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      October 30, 2007

CHIEF CHINA RESOURCES LTD By: /s/ Ken Wang, general partner Ken Wang, general partner